SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. FIVE   )*

Plains GP Holdings, L.P.
(Name of Issuer)

Class A Shares Representing Limited Parter Interests
(Title of Class of Securities)

7261A207
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Tortoise Capital Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)[x]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
12,543,979 (see Item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
12,780,537 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,780,537 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
Tortoise Energy Infrastructure Total Return Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)[x]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,945,696 (see Item 4)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,945,696 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,945,696 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

Item 1(a).	Name of Issuer:

 Plains GP Holdings, L.P.

Item 1(b).	Address of Issuer's Principal Executive Offices:

 333 Clay Street, Suite 1600, Houston, TX 77002

Item 2(a).	Name of Person Filing:

This 13G is being jointly filed by Tortoise Capital Advisors, L.L.C., a Delaware limited liability company ("TCA"), and Tortoise Energy Infrastructure Total Return Fund, a series of Managed
Portfolio Series, a Delaware statutory trust ("TORIX").

TCA and TORIX have entered into an Agreement Regarding Joint Filing of 13G dated February 13, 2023 (the "Agreement") pursuant to which TCA and TORIX have agreed to file this 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the "Act"). A copy of the
Agreement is attached hereto as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of TCA is 6363 College Boulevard, Suite 100A, Overland Park,, Kansas 66211 and the principal business address of Managed Portfolio Series, of which TORIX is a series, is 615 East Michigan Street, Milwaukee, Wisconsin 53202.

Item 2(c).	Citizenship:

TCA is a Delaware limited liability company and TORIX is a series of Managed Portfolio Series, a Delaware statutory trust.

Item 2(d).	Title of Class of Securities:

 Class A Shares Representing Limited Partner Interests

Item 2(e).	CUSIP Number:

 72651A207

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

TCA is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) and TORIX is an investment company registered under Section 8 of the Investment Company Act 1940 (15 U.S.C. 80a-8).

Item 4.	Ownership.

TCA acts as an investment advisor to certain investment companies registered under the Investment Company Act of 1940, including TORIX. TCA, by virtue of investment advisory agreements with these investment companies, has all investment and voting power over securities owned of record by these investment companies. However, despite their delegation of investment and voting power to TCA, these investment companies may be deemed to be the beneficial owner under Rule 13d-3 of the Act, of the securities they own of record because they have the right to acquire investment and voting power through termination of their investment advisory agreement with TCA. Thus, TCA has reported that it shares voting power and dispositive power over the securities owned of record by these investment companies, and TORIX has reported that it shares voting power and dispositive power over the securities owned of record by it. TCA also acts as an investment advisor to certain managed accounts. Under contractual agreements with these managed account clients,
TCA has voting and/or investment power. TCA has reported that it shares voting and/or investment power over the securities held by these client managed accounts despite a delegation of voting and/or investment power to TCA because the clients have the right to acquire voting and/or investment power through termination of their agreements with TCA.
TCA may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Act.

A. Tortoise Capital Advisors, L.L.C.

(a)	Amount beneficially owned: 12,780,537

(b)	Percent of class: 6.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 12,543,979

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 12,780,537

B. Tortoise Energy Infrastructure Total Return Fund

(a)	Amount beneficially owned: 8,945,696

(b)	Percent of class: 4.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 8,945,696

Item 5.	Ownership of Five Percent or Less of a Class.

This 13G is being jointly filed by Tortoise Capital Advisors, L.L.C., a Delaware limited liability company ("TCA"), and Tortoise Energy Infrastructure Total Return Fund, a series of Managed
Portfolio Series, a Delaware statutory trust ("TORIX"). In regards to TORIX, this statement is being filed to report the fact that as of the date hereof TORIX has ceased to be the beneficial owner of more than five percent of the class of securities. Please see Item 6 regarding TCA.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

     The investment companies and the managed accounts discussed in Item 4 above have the right to receive all dividends from, and the proceeds from the sale securities held in their respective accounts. The interest      of any one such person does not exceed 5% of the class of securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 N/A

Item 8.	Identification and Classification of Members of the Group.

 N/A

Item 9.	Notice of Dissolution of Group.

 N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

TORTOISE CAPITAL ADVISORS, L.L.C.

By:	/s/ Diane Bono
Name: Diane Bono
Title: Managing Director and Chief Compliance Officer

TORTOISE ENERGY INFRASTRUCTURE TOTAL RETURN FUND, A SERIES OF MANAGED PORTFOLIO SERIES BY TORTOISE CAPITAL ADVISORS, L.L.C. AS ADVISER

By:	/s/ Diane Bono
Name: Diane Bono
Title: Managing Director and Chief Compliance Officer